

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 27, 2008

David Field
Chairman and President
514 Via de la Valle, Suite 200
Solana Beach, California 92075

> **Re:** **Open Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 10, 2008**
> **File No. 0-50450**

Dear Mr. Field:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 6

1. Please separate this proposal into two proposals: (1) to amend your articles of incorporation to increase the number of shares of authorized common stock and (2) to give holders of your Series B convertible notes voting rights.

Increase in Authorized Common Stock, page 6

2.   Please state clearly in this proposal the interest of your affiliates, including The Quercus Trust. If true, explain in this disclosure how, if shareholders approve this proposal, Quercus will be able to control the outcome of all matters submitted for shareholder approval in the future.

3.   Please disclose the exercise price of the warrants that currently cannot be exercised because of the lack of authorized shares.

Effect of Reverse Stock Split on Outstanding Options, Warrants and Rights, page 12

4.   Please state clearly the effect of the split on your convertible notes, including the conversion price.

Number of Awards Granted, page 21

5.   Please provide the New Plan Benefits table required by Schedule 14A Item 10(a) with regard to all of the securities authorized to be issued under the plan if this proposal is approved. Also ensure that you state clearly the interest in this proposal of each person identified in Schedule 14A Item 5. Include the number of incentive options subject to shareholder approval granted to each such person, and the grant date and exercise price of those options.

Security Ownership of Certain Beneficial Owners and Management, page 22

6.   Please disclose the natural person or persons who exercise the sole or shared voting/or investment powers over the shares held by the entities identified in the table.

Change in Control, page 36

7.   Please disclose why Mr. Cheek was appointed to your board of directors and resigned on the same day.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief